Exhibit 99.1

August 8, 2012

Dear Shareholder,

You are cordially invited to attend the 2012 Annual Meeting of Shareholders of Allot Communications Ltd., to be held at Allot’s offices at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel on September 12, 2012, at 5:00 p.m. Israel time.

At the Annual Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders. Allot’s board of directors recommends that you vote FOR all of the proposals listed in the Notice. Management will also report on the affairs of Allot, and a discussion period will be provided for questions and comments of general interest to shareholders.

Whether or not you plan to attend the Annual Meeting, it is important that your ordinary shares be represented and voted at the Annual Meeting. Accordingly, after reading the enclosed Notice of Annual Meeting of Shareholders and the accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We urge all of our shareholders to review our annual report on Form 20-F, which is available on our website at www.allot.com.

We look forward to greeting as many of you as can attend the meeting.

Sincerely,

/s/ Shraga Katz Shraga Katz Chairman of the Board of Directors

ALLOT COMMUNICATIONS LTD.

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Notice of Annual Meeting of Shareholders

22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel

Tel: +972-9-761-9200
____________________________________

NOTICE IS HEREBY GIVEN that the Annual Meeting (the “Annual Meeting”) of shareholders of Allot Communications Ltd. (“Allot” or the “Company”) will be held on September 12, 2012, at 5:00 p.m. Israel time, at our offices at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel. The Annual Meeting is being called for the following purposes:

1.	To reelect each of Rami Hadar, our President and Chief Executive Officer, and Yigal Jacoby as a Class III director of the board of directors of the Company (the “Board”), to serve until the 2015 annual meeting of shareholders and until his successor has been elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law.
2.	To reelect Nurit Benjamini as an Outside Director (as defined herein) of the Company, to serve for a term of three years commencing at the end of her current term and until her successor has been elected and qualified, or until her office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law.
3.	To approve the compensation payable to our Other Directors (as such term is defined herein).
4.	To approve the compensation payable to our Outside Directors.
5.	To approve an increase in salary, a bonus grant and an option grant to Rami Hadar, our President and Chief Executive Officer.
6.	To approve an amendment to the Company’s Articles of Association, to conform the indemnification provisions to a recent amendment to Israeli corporate law.
7.	If Proposal 6 is approved, to approve the Company’s amending and restating the indemnification agreement with each of our directors, to provide indemnification in accordance with the revised provisions of the Company’s Articles of Association.
8.	To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as Allot’s independent registered public accounting firm for the fiscal year ending December 31, 2012 and until the next annual meeting of shareholders and to authorize the Board, upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm.

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9.	To report on the business of the Company for the fiscal year ended December 31, 2011, including a review of the 2011 financial statements.
10.	To act upon any other matters that may properly come before the Annual Meeting or any adjournment thereof.

Only shareholders of record at the close of business on August 6, 2012 (the “Record Date”) will be entitled to notice of, and to vote at, the Annual Meeting, or any adjournment or postponement thereof.

A proxy statement describing the various matters to be voted upon at the Annual Meeting along with a proxy card enabling shareholders to indicate their vote on each matter, will be mailed on or about August 8, 2012 to all shareholders entitled to vote at the Annual Meeting. Such proxy statement shall also be filed with the U.S. Securities and Exchange Commission (the “SEC”) under cover of a Form 6-K and will be available on the Company’s website www.allot.com. Signed proxy cards must be received no later than twenty-four hours before the time fixed for the Annual Meeting or presented to the chairperson of the Annual Meeting at the time of the Annual Meeting in order for the proxy to be qualified to participate in the Annual Meeting. Shareholders wishing to express their position on an agenda item for the Annual Meeting may do so by submitting a written statement to the Company’s office at the above address no later than September 11, 2012.

By Order of the Board of Directors, /s/ Shraga Katz Shraga Katz Chairman of the Board of Directors

Hod Hasharon, Israel

August 8, 2012

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ABOUT THE ANNUAL MEETING

Q:	When and where is the 2012 Annual Meeting of Shareholders being held?

A:	The Annual Meeting (the “Annual Meeting”) of shareholders of Allot Communications Ltd. (“Allot” or the “Company”) will be held on September 12, 2012, at 5:00 p.m. Israel time, at our offices at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel.

Q:	Who can attend the Annual Meeting?

A:	Any shareholder may attend. Current proof of ownership of the Company’s shares, as well as a form of personal photo identification, must be presented in order to be admitted to the Annual Meeting. If your shares are held in the name of a bank, broker or other holder of record, you must bring a current brokerage statement or other proof of ownership with you to the Annual Meeting.

Q:	Who is entitled to vote?

A:	Only holders of record of ordinary shares at the close of business on August 6, 2012 (the “Record Date”) are entitled to vote at the Annual Meeting.

Joint holders of ordinary shares should note that, pursuant to Article 32.4 of the Company’s Articles of Association, the right to vote at the Annual Meeting will be conferred exclusively upon the senior among the joint owners attending the Annual Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in the Company’s register of shareholders.

HOW TO VOTE YOUR SHARES

Q:	How do I vote?

A:	You may vote by mail. You can do this by completing your proxy card or voting instruction card and returning it in the enclosed, prepaid and addressed envelope. If you return a signed card but do not provide voting instructions, your shares will be voted as recommended by the board of directors of the Company (the “Board”).

You may vote in person. Ballots will be passed out at the Annual Meeting to anyone who wants to vote at the Annual Meeting. If you choose to do so, please bring the enclosed proxy card or proof of identification. If your shares are held directly in your name, you may vote in person at the Annual Meeting. However, if your shares are held in street name, you must first obtain a signed proxy from the record holder (that is, your bank, broker or other nominee) and vote.

“Street name” holders may also vote by phone or through an Internet website. If you hold your shares in “street name” through a broker, bank or other nominee, then you received this proxy statement from the nominee, along with the nominee’s proxy card which includes voting instructions (including voting by phone or through an Internet website) and instructions on how to change your vote.

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Q:	What is the difference between holding shares as a shareholder of record and holding shares in “street name”?

A:	Many Allot shareholders hold their shares through a bank, broker or other nominee rather than directly in their own name. As explained in this proxy statement, there are some distinctions between shares held of record and shares owned in “street name.”

Shareholders of Record

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company of New York, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to Allot or to vote in person at the Annual Meeting.

Beneficial Owners

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner. If your shares are held in street name, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct the bank, broker or nominee how to vote your shares for the Annual Meeting. You also may attend the Annual Meeting. However, because you are not the shareholder of record, you may not vote these shares in person at the Annual Meeting, unless you first obtain a signed proxy from the record holder (that is, your bank, broker or other nominee) giving you the right to vote the shares. Your bank, broker or nominee has enclosed a voting instruction card for you to use in directing the bank, broker or nominee regarding how to vote your shares.

Brokers who hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election of directors or any matter that relates to executive compensation.

Q:	Does Allot recommend I vote in advance of the Annual Meeting?

A:	Yes. Even if you plan to attend the Annual Meeting, Allot recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend our Annual Meeting.

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Q:	Can I change my vote or revoke my proxy?

A:	Yes. You may change your proxy instructions at any time prior to the vote at the Annual Meeting. If you are a shareholder of record, you may do this by:

•	filing a written notice of revocation with the Secretary of the Company, delivered to the Company’s address above;

•	granting a new proxy card or new voting instruction card bearing a later date; or

•	attending the Annual Meeting and voting in person (attendance at the Annual Meeting will not cause your previously granted proxy to be revoked unless you specifically so request).

If you hold shares through a bank, broker or other nominee, you must contact that firm to revoke any prior voting instructions.

Q:	How are my votes cast when I submit a proxy vote?

A:	When you submit a proxy vote, you appoint Shraga Katz, Rami Hadar and Nachum Falek, or any of them, as your representative(s) at the Annual Meeting. Your shares will be voted at the Annual Meeting as you have instructed.

Upon the receipt of a properly submitted proxy card, which is received in time (by 5:00 p.m., Israel Time, on September 11, 2012, twenty-four hours prior to the Annual Meeting) and not revoked prior to the Annual Meeting or presented to the chairperson at the Annual Meeting, the persons named as proxies will vote the ordinary shares represented thereby at the Annual Meeting in accordance with the instructions indicated on the proxy card.

Q:	What does it mean if I receive more than one proxy card?

A:	It means that you have multiple accounts at the transfer agent or with brokers. Please sign and return all proxy cards to ensure that all of your shares are voted.

ABOUT THE VOTING PROCEDURE AT THE ANNUAL MEETING

Q:	What constitutes a quorum?

A:	To conduct business at the Annual Meeting, two or more shareholders must be present, in person or by proxy, representing not less than 25% of the ordinary shares outstanding as of the Record Date, that is, a quorum.

Ordinary shares represented in person or by proxy (including broker non-votes and shares that abstain or do not vote with respect to one or more of the matters to be voted upon) will be counted for purposes of determining whether a quorum exists. “Broker non-votes” are shares held in a street name by a bank or brokerage firm that indicates on its proxy that it does not have discretionary authority to vote because the nominee does not have discretionary voting power with respect to a particular matter and has not received instructions from the beneficial owner on that particular matter. On all matters considered at the Annual Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted as present in determining if a quorum is present.

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Q:	What happens if a quorum is not present?

A:	If a quorum is not present, the Annual Meeting will be adjourned to the same day at the same time the following week.

Q:	How will votes be counted?

A:	Each outstanding ordinary share is entitled to one vote. The Company’s Articles of Association do not provide for cumulative voting.

Each proposed resolution, other than PROPOSAL 2 (reelection of an Outside Director), requires that a simple majority of the ordinary shares of the Company voted in person or by proxy at the Annual Meeting on the matter presented for passage be voted “FOR” the adoption of the proposal.

PROPOSAL 2 (reelection of an Outside Director) requires, in addition to the affirmative vote of a simple majority of the ordinary shares of the Company voted in person or by proxy at the Annual Meeting on the proposal, that either: (1) a simple majority of shares voted at the Annual Meeting, excluding the shares of Controlling Shareholders and of shareholders who have a personal interest in the appointment (other than a personal interest that does not result from the shareholder’s relationship with a Controlling Shareholder), be voted “FOR” these proposed resolutions, or (2) the total number of shares of non-Controlling Shareholders and of shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not a result of the shareholder’s relationship with a Controlling Shareholder) voted against the election of the Outside Director does not exceed two percent of the outstanding voting power in the Company. The terms “Controlling Shareholder” and “personal interest” are defined on pages 11 and 12 of this proxy statement, respectively.

Each shareholder voting on PROPOSAL 2 is required, as a condition to having his or her vote counted, to indicate on the proxy card or prior to voting in person at the Annual Meeting whether he or she is a “Controlling Shareholder.”

On all matters considered at the Annual Meeting, abstentions and broker non-votes will not be treated as either a vote “FOR” or “AGAINST” the matter.

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HOW TO FIND VOTING RESULTS

Q:	Where do I find the voting results of the Annual Meeting?

A:	We plan to announce preliminary voting results at the Annual Meeting and will publish the final results in a Form 6-K filed with the SEC promptly following the Annual Meeting. You may obtain a copy of the Form 6-K through any of the following means:

•	reviewing our SEC filings under the heading “SEC Filings” within the Investors section of our website at www.allot.com; or

•	reviewing our SEC filings through the SEC’s EDGAR filing system at www.sec.gov or through the Tel-Aviv Stock Exchange filings at www.tase.co.il.

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PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of Allot’s ordinary shares, by (1) each person Allot believes to be the beneficial owner of 5.0% or more of our ordinary shares, and (2) all of the Company’s directors and executive officers as a group. Each of our shareholders has identical voting rights with respect to his or her shares. The information regarding beneficial ownership of our major shareholders is based, except as otherwise indicated in the footnotes to the table, upon their respective public filings with the SEC.

Except as otherwise indicated in the footnotes to the table, we believe that each shareholder named in the table has sole voting and investment power for the ordinary shares shown as beneficially owned by them.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned
Brookside Capital Fund(2)	3,081,549	9.6%
Zohar Zisapel(3)	2,842,378	8.8%
All directors and executive officers as a group	1,206,916	3.8%

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(1)	As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from July 31, 2012 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 32,126,906ordinary shares outstanding as of July 31, 2012.
(2)	Based on a Schedule 13G/A filed on February 14, 2012. Consists of 3,081,549 shares held by Brookside Capital Trading Fund, L.P., a Delaware limited partnership. Brookside Capital Investors, L.P., a Delaware limited partnership is the sole general partner of Brookside Capital Trading Fund, L.P. Brookside Capital Management, LLC, a Delaware limited liability company, is the sole general partner of Brookside Capital Investors, L.P. Domenic J. Ferrante is the sole managing member of Brookside Capital Management, LLC. The address of the Brookside entities and the foregoing individual is Hancock Tower, 200 Clarendon Street, Boston MA 02116.
(3)	Based on a Schedule 13G/A filed on January 13, 2011. Consists of 2,777,487 shares held by Zohar Zisapel and 64,891 shares held by Lomsha Ltd., an Israeli company controlled by Zohar Zisapel. The address of Mr. Zisapel and Lomsha Ltd. is 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

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MATTERS SUBMITTED TO SHAREHOLDERS

PROPOSAL 1

REELECTION OF CLASS III DIRECTORS

Background

Following the Annual Meeting, assuming the election of the Class III directors under this PROPOSAL 1, our Board shall consist of six directors. Our Articles of Association provide that we may have up to nine directors.

Under our Articles of Association, our directors (other than our Outside Directors) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board (other than our Outside Directors). At each annual meeting of our shareholders, the election or reelection of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires on the third annual meeting following such election or reelection, such that each year the term of office of one class of directors expires.

The term of our Class III directors, who are Rami Hadar, our President and Chief Executive Officer, and Yigal Jacoby, expires at this Annual Meeting. Our Class I director, Shraga Katz, will hold office until the annual meeting of our shareholders in 2013. Our Class II director, Itzhak Danziger, will hold office until the annual meeting of our shareholders in 2014. In addition, we have two Outside Directors who serve on the Board for fixed three-year periods in accordance with the Israeli Companies Law, 1999 (the “Israeli Companies Law”).

Each of Rami Hadar and Yigal Jacoby is proposed for reelection by the shareholders. If reelected at the Annual Meeting, each will serve until the 2015 annual meeting of our shareholders and until his successor has been elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Israeli Companies Law. Each of the above-named nominees has advised the Company that he is willing to continue serving as a director if reelected, that he has the qualifications and time required for the performance of his duties as a director, and that there are no legal restrictions preventing him from assuming such office. Mr. Jacoby is currently compensated in accordance with an approval granted at the 2010 Annual Meeting of Shareholders; if he is reelected at the Annual Meeting and PROPOSAL 3 is adopted, he will be compensated as described in such proposal; if he is reelected and PROPOSAL 3 is not adopted, he will continue to receive the compensation previously approved by the shareholders. Mr. Hadar does not receive any compensation from the Company in exchange for his service as a director and receives compensation from the Company solely for his service as President and Chief Executive Officer.

Biographical information concerning Messrs. Hadar and Jacoby, the nominees for reelection as Class III directors, and for each of the other directors (who are not up for election at the Annual Meeting), other than Outside Directors, is set forth below.

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Nominees for Reelection to the Board as Class III Directors to Serve for a Three-Year Term Until the 2015 Annual General Meeting of Shareholders

Rami Hadar has served as our President and Chief Executive Officer since 2006 and is a member of our Board. Prior to joining us, Mr. Hadar founded CTP Systems, a developer of cordless telephony systems in 1989 and served as Chief Executive Officer until its acquisition by DSP Communications in 1995. Mr. Hadar continued with DSP Communication’s executive management team for two years, and thereafter, in 1999, the company was acquired by Intel. In 1997, Mr. Hadar co-founded Ensemble Communications, a pioneer in the broadband wireless space and the WiMax standard, where he served as Executive Vice President of Sales and Marketing until 2002. Mr. Hadar also served as Chief Executive Officer of Native Networks from 2002 to 2005, which was successfully sold and integrated to Alcatel. Mr. Hadar holds a B.Sc. in Electrical Engineering from Technion — Israel Institute of Technology.

Yigal Jacoby co-founded Allot in 1996, served as our Chief Executive Officer from 1997 to 2006, and serves as a member of our Board. Mr. Jacoby was Chairman of our Board until 2008. Prior to co-founding Allot, Mr. Jacoby served as General Manager of Bay Network’s Network Management Division in Santa Clara, California, from 1996 to 1997. In 1992, he founded Armon Networking, a manufacturer of RMON-based network management solutions, which was sold to Bay Networks in 1996. He also held various engineering and marketing management positions at Tekelec, a manufacturer of Telecommunication monitoring and diagnostic equipment, including Director, OSI & LAN Products from 1989 to 1992 and Engineering Manager from 1987 to 1989. Mr. Jacoby has founded several startups in the communications field and served on their boards. Mr. Jacoby has a B.A., cum laude, in Computer Science from the Technion — Israel Institute of Technology and an M.Sc. in Computer Science from University of Southern California.

Class I Director Whose Term Continues Until the 2013 Annual General Meeting of Shareholders

Shraga Katz has served as the Chairman of our Board since 2008. Mr. Katz is a Venture Partner of Magma Venture Partners, a leading venture capital firm specializing in early-stage investments in communication, semiconductors, internet and media. Mr. Katz has over 30 years of experience in the technology sector and has specialized in the communications industry for over 20 years. In 1996, Mr. Katz founded Ceragon Networks Ltd. (NASDAQ:CRNT), a global provider of high capacity wireless networking solutions for mobile and fixed operators and private networks, and served as its President and CEO until mid-2005. Prior to founding Ceragon, Mr. Katz served in the Israeli Defense Forces for 17 years. Mr. Katz was head of the Electronic Research and Development Department of the Israeli Ministry of Defense. Mr. Katz is a two-time winner of the Israel Defense Award, Israel’s most prestigious recognition for research and development. Mr. Katz serves as director on the Board of Siverge Networks, GreenSQL and Rhythmia Medical. Mr. Katz holds a B.Sc. from the Technion — Israel Institute of Technology and an M.B.A. from Tel Aviv University.

Class II Director Whose Term Continues Until the 2014 Annual General Meeting of Shareholders

Itzhak Danziger has served as a member of our Board since 2011. Prior to his appointment as a director, Mr. Danziger served as an observer to our Board since 2010. Itzhak Danziger serves as chairman of the board of Galil Software, an Israeli software services company, and as a director of Jinni Media, a privately held technology company. From 1985 to 2007, Mr. Danziger held various senior executive positions at Comverse, a technology companies group that develops and markets telecommunications systems. He served as president of Comverse Technology Group, and as president of Comverse Network Systems, which he led from a startup stage to becoming the worldwide leader of messaging solutions to carriers. Prior to joining Comverse, Mr. Danziger held various research and development and management positions at Tadiran Telecom Division, which was later acquired by ECI Telecom. Further, Mr. Danziger serves as a director in Israel Venture Network, a venture philanthropy non-governmental organization, in Avney Rosha, the Israel Institute for School Leadership, and in other non-governmental organizations. Mr. Danziger was also a member of the National Task Force for the Advancement of Education in Israel (Dovrat Committee). Mr. Danziger holds a B.Sc. and an M.Sc. in electrical engineering from the Technion – Israel Institute of Technology and an M.A. in philosophy and digital culture from Tel Aviv University.

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Proposed Resolutions

You are requested to adopt the following resolutions:

“1.A. RESOLVED, that Rami Hadar be reelected as a Class III director, to serve until the 2015 annual meeting of shareholders and until his successor has been elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law, 1999.”

“1.B. RESOLVED, that Yigal Jacoby be reelected as a Class III director, to serve until the 2015 annual meeting of shareholders and until his successor has been elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law, 1999.”

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the resolutions.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THESE RESOLUTIONS.

PROPOSAL 2

REELECTION OF OUTSIDE DIRECTOR

Background

As an Israeli company, we are required to have a minimum of two directors who meet certain independence and other criteria established by the Israeli Companies Law. These directors are referred to as “Outside Directors.” Both Outside Directors are required to serve on our audit committee, which was formed in accordance with the Israeli Companies Law and the NASDAQ Listing Rules, and at least one Outside Director is required to serve on each other committee of our board of directors. Under the Israeli Companies Law, the approval of our audit committee is required, among other things, to effect specified actions and transactions between us and our office holders, and between us and our Controlling Shareholders (if any).

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According to the Israeli Companies Law, subject to relief under certain circumstances for companies whose shares are traded on a securities exchange outside of Israel, at least one of the Outside Directors must have “accounting and financial expertise” and the other Outside Director must have either “accounting and financial expertise” or “professional qualifications,” as such terms are defined by regulations promulgated under the Israeli Companies Law.

Outside Directors must be elected by the shareholders by a special majority. The term of service of an Outside Director is three years and may be extended for up to two additional three-year terms; thereafter, an Outside Director may be reelected by our shareholders for additional periods of up to three years each only if our audit committee and our Board confirm that, in light of the Outside Director’s expertise and special contribution to the work of the Board and its committees, the reelection for such additional period is beneficial to the Company.

Nurit Benjamini and Steven D. Levy were elected as Outside Directors on February 21, 2007 and August 15, 2007, respectively, for initial three-year terms; each was reelected for an additional term of three years (i.e. until February 20, 2013 and August 14, 2013, respectively). At the Annual Meeting, shareholders will be asked to reelect Ms. Benjamini as an Outside Director of our Company to serve for an additional three-year term, commencing upon the expiration of her current term (until February 20, 2016) or until her office is vacated in accordance with our Articles of Association or the Israeli Companies Law. Ms. Benjamini has advised the Company that she is willing to continue serving as a director if reelected, that she has the qualifications and time required for the performance of her duties as a director, and that there are no legal restrictions preventing her from assuming such office.

Biographical information concerning Ms. Benjamini, as well as for Mr. Levy (who is not up for election at the Annual Meeting), is set forth below.

Nominee for Reelection to the Board as Outside Director to Serve for a Three-Year Term Until February 20, 2016

Nurit Benjamini has served as an Outside Director since 2007. Ms. Benjamini has served as the Chief Financial Officer of Wixpress Ltd., an internet company providing a leading do-it-yourself web publishing platform, since May 2011. Previously, from 2007 to 2011, Ms. Benjamini served as the Chief Financial Officer of CopperGate Communications Ltd., a leading fabless semiconductor company in home entertainment networking, that was acquired by Sigma Designs Inc. (NASDAQ:SIGM) in November 2009. Prior to her position with CopperGate Communications Ltd., Ms. Benjamini served as the Chief Financial Officer of Compugen Ltd. (NASDAQ: CGEN) from 2000 to 2007. Prior to her position with Compugen Ltd., from 1998 to 2000, Ms. Benjamini served as the Chief Financial Officer of Phone-Or Ltd. Between 1993 and 1998, Ms. Benjamini served as the Chief Financial Officer of Aladdin Knowledge Systems Ltd. (formerly NASDAQ: ALDN).  Ms. Benjamini serves as an Outside Director of BiolineRX Ltd., a member of its compensation committee, and as a chairman of its audit committee. Ms. Benjamini holds a B.A. in Economics and Business and an M.B.A. in Finance, both from Bar Ilan University, Israel.

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Our Board has determined that Ms. Benjamini satisfies the requirements for an Outside Director under the Israeli Companies Law and the requirements for an independent director under the NASDAQ Listing Rules, and that she qualifies as a financial expert under the rules of the Securities and Exchange Commission and as having financial and accounting expertise under the Israeli Companies Law.

Outside Director Whose Term Continues Until August 14, 2013

Steven D. Levy has served as an Outside Director since 2007. Mr. Levy has served as a director of PCTEL (NASDAQ:PCTI), a broadband wireless technology company since January 2006, and of privately held GENBAND Inc., a U.S. provider of telecommunications equipment, since August 2007. He served as a director of Tut Systems (NASDAQ:TUTS) from October 2005 until its acquisition by Motorola in March 2007, and of Zhone Technologies (NASDAQ:ZHNE), from June 2006 until January 2010. Prior to that, Mr. Levy served as a Managing Director and Global Head of Communications Technology Research at Lehman Brothers from 1998 to 2005.  Before joining Lehman Brothers, Mr. Levy was a Director of Telecommunications Research at Salomon Brothers from 1997 to 1998, Managing Director and Head of the Communications Research Team at Oppenheimer & Co. from 1994 to 1997 and a senior communications analyst at Hambrecht & Quist from 1986 to 1994.  Mr. Levy holds a B.Sc. in Materials Engineering and an M.B.A., both from the Rensselaer Polytechnic Institute.

Proposed Resolution

You are being asked to appoint the Outside Director nominee listed above for a three-year term as of the expiration of her current term, as provided by the Israeli Companies Law. Election of an Outside Director requires the vote of the holders of a majority of the ordinary shares represented at the Annual Meeting in person or by proxy and voted therein, provided that either:

1.	a simple majority of shares voted at the Annual Meeting, excluding the shares of Controlling Shareholders and of shareholders who have a personal interest in the appointment (other than a personal interest that does not result from the shareholder’s relationship with a Controlling Shareholder) be voted “FOR” the election of each Outside Director; or

2.	the total number of shares of non-Controlling Shareholders and of shareholders who do not have a personal interest in the resolution (excluding a personal interest that does not result from the shareholder’s relationship with a Controlling Shareholder) voted against the election of the Outside Director does not exceed two percent of the outstanding voting power in the Company.

The term “Controlling Shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a Controlling Shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager.

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The Israeli Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder has a personal interest in the proposal. Otherwise, the shareholder is not eligible to vote on this proposal. Under the Israeli Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any member of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of the foregoing, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares. Under the Israeli Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. If you do not have a personal interest in this matter, you may assume that using the form of proxy enclosed herewith will not create a personal interest.

Since it is highly unlikely that any of the Company’s public shareholders has a personal interest on this matter and to avoid confusion, the enclosed form of proxy includes a certification that you do not have a personal interest in this matter. If you have a personal interest, please contact the Company’s General Counsel or Deputy General Counsel for guidance at +972-9-761-9200; if you hold your shares in “street name,” you may also contact the representative managing your account, who could contact us on your behalf.

At the Annual Meeting, it is proposed that the following resolution be adopted:

“2. RESOLVED, that Nurit Benjamini be reelected as an Outside Director of the Company for a term of three years commencing on February 21, 2013.”

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THIS RESOLUTION.

PROPOSAL 3

APPROVAL OF COMPENSATION OF OUR OTHER DIRECTORS

Background

You are being asked to approve to approve a change in the compensation we provide to our Other Directors (as such term is defined herein). An “Other Director” is defined in the Israeli Companies Regulations (Rules Regarding Compensation and Expenses to Outside Directors), 2000, as amended (the “Regulations”), as a director who is not an Outside Director, but excluding for this purpose: (i) a director who has control over the Company; (ii) a director who serves in another position in the Company or provides it with services on a regular basis; and (iii) a director who serves in a position in a corporation that controls the Company or provides such corporation with services on a regular basis. As of the date hereof our Other Directors are Yigal Jacoby and Itzhak Danziger.

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In general, we are proposing to align the cash and equity compensation that we pay to all of our non-employee directors. Due to timing differences in the election of our directors and other factors, there have been discrepancies between the amounts paid to various non-employee directors. The intention of PROPOSAL 3 and PROPOSAL 4 is to ensure that all of our non-employee directors receive the same compensation.

Currently, we pay each of our Other Directors annual cash compensation of NIS 45,000 (approximately $11,250) and a per meeting attendance fee of NIS 3,750 (approximately $940), with these amounts linked to the Israeli consumer price index. The Company would like to align the compensation payable to all our directors such that the cash and equity compensation to be paid to the Other Directors and the Outside Directors will be the same.

We propose that our Other Directors’ annual cash compensation, effective immediately upon the approval of this proposal, will be equal to the minimum annual cash compensation specified from time to time in the Regulations for our Outside Directors. This amount is currently NIS 45,000 (approximately $11,250), linked to the Israeli consumer price index, which is the same amount as we are currently paying our Other Directors. In addition, we propose that each Other Director will receive a per meeting attendance fee of NIS 3,750 (approximately $940) for any meeting he or she attends in person, NIS 2,250 (approximately $560) for any meeting he or she attends through conference call or similar means, and NIS 1,875 (approximately $470) for any written resolution of the Board executed by such director (the amounts in this sentence will not be linked to the Israeli consumer price index). We refer in this Proxy Statement to the proposed annual cash compensation fee and per meeting attendance fee for our Other Directors cumulatively as the “Other Directors’ Cash Compensation.”

In addition to cash compensation, we currently grant each Other Director, upon his or her initial election or reelection as a director of the Company, options to purchase 15,000 ordinary shares of the Company. We are proposing (i) not to fix the number of options to be granted upon a director’s initial election, with such amount to be determined on a case-by-case basis and submitted for shareholder approval, and (ii) beginning with the Annual Meeting, to grant each Other Director (and, as described below in PROPOSAL 4, each of our Outside Directors) options to purchase 30,000 ordinary shares of our Company as of every third annual general meeting following his or her initial election, provided that he or she is reelected at such annual general meeting. If this proposal is approved and Yigal Jacoby is reelected at the Annual Meeting, he will receive a grant of 30,000 options.

Such options shall vest ratably over a period of three years, such that 1/12 of the options shall vest and become exercisable at the end of each three-month period from the date of their grant, with the vesting of said options accelerated upon certain mergers and acquisitions involving the Company. All such options shall be granted under the Company’s then-current stock option plan (currently the 2006 Incentive Compensation Plan) and shall have an exercise price equal to the closing sale price of the Company’s ordinary shares as quoted on NASDAQ on the date of their grant. We are also seeking to make a conforming amendment to our 2006 Incentive Compensation Plan to provide for an automatic option grant program to reflect the change described in this proposal.

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Under the Israeli Companies Law, subject to certain exceptions, arrangements regarding the compensation of a director of a public company require the prior approval of a company’s audit committee (or compensation committee, subject to certain conditions), board of directors and shareholders, in that order. The compensation described below has previously been approved by the Company’s compensation committee, audit committee and Board, and now requires approval by the Company’s shareholders.

Proposed Resolutions

You are requested to adopt the following resolutions:

“3.A. RESOLVED, that the Other Directors Recommended Cash Compensation is hereby approved.”

“3.B. RESOLVED, to grant to each Other Director options to purchase 30,000 ordinary shares of our Company as of every third annual general meeting following his or her initial election, provided that he or she is reelected at such annual general meeting. Such options shall be granted under the Company’s then-current stock option plan (currently, the 2006 Incentive Compensation Plan), shall have an exercise price equal to the closing sale price of the Company’s ordinary shares as quoted on NASDAQ on the date of their grant, and shall vest ratably over a period of three years, such that 1/12 of the options shall vest and become exercisable at the end of each three-month period from the date of their grant, with the vesting of said options accelerated upon certain mergers and acquisitions involving the Company.”

“3.C. RESOLVED, to amend the 2006 Incentive Compensation Plan to incorporate an automatic option grant program reflecting the terms set forth in Resolution 3.B.”

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt these resolutions.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THESE RESOLUTIONS.

PROPOSAL 4

APPROVAL OF COMPENSATION OF OUR OUTSIDE DIRECTORS

Background

Pursuant to the Israeli Companies Law, a company is generally required to pay its Outside Directors a specified minimum amount of cash compensation in the form of an annual fee and a per meeting attendance fee (including for attendance at board of directors committee meetings) in the manner set forth in the Regulations. In addition, a company may elect to compensate its Outside Directors in the form of a grant of securities, provided that such grant of securities must be made under a compensation plan that includes all of a company’s Other Directors and additional office holders. The equity compensation and, in some circumstances, the cash compensation awarded to the Outside Directors (i) may not be less than the equity compensation and cash compensation awarded to any Other Director, nor (ii) may they exceed the average equity compensation or cash compensation awarded to all of the Other Directors. A company is also required to reimburse Outside Directors for certain expenses set forth in the Regulations.

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A nominee for Outside Director must be informed of the compensation to be paid by a company (and, in the case of a grant of equity compensation, the terms of such grant) prior to the nominee’s consent to serve in such capacity. Also, the compensation paid to each of a company’s Outside Directors must be the same, regardless of the form of compensation, except that expert Outside Directors may receive higher compensation than non-experts.

We propose that our Outside Directors’ cash compensation, effective immediately upon the approval of this proposal, will consist of an annual fee and a per meeting attendance fee. The annual fee for our Outside Directors will be equal to the minimum annual cash compensation specified from time to time in the Regulations for companies of our size. This amount is currently NIS 45,000 (approximately $11,250), linked to the Israeli consumer price index. Subject to the approval of PROPOSAL 3.A, the per meeting attendance fee for our Outside Directors, effective immediately upon the approval of PROPOSAL 3.A, shall be the same, and subject to the same terms and conditions, as that set forth in PROPOSAL 3.A for our Other Directors. In the event that PROPOSAL 3.A is not approved, the per meeting attendance fee for our Outside Directors (including Ms. Benjamini) shall be equal to the minimum statutory amount applicable to companies of our size as set forth in the Regulations.

In addition to cash compensation, we have historically paid our Outside Directors equity compensation. We are proposing that, going forward, the equity compensation of our Outside Directors shall be determined applying the same rules as those used to determine the equity compensation of our Other Directors, as set forth in PROPOSAL 3.B above. We are also seeking to make a conforming amendment to the 2006 Incentive Compensation Plan to provide for an automatic option grant program.

Under the Israeli Companies Law, subject to certain exceptions, arrangements regarding the compensation of a director of a public company require the prior approval of the company’s audit committee, board of directors and shareholders, in that order. The compensation described below has previously been approved by the Company’s compensation committee, audit committee and Board, and now requires approval by the Company’s shareholders.

Proposed Resolutions

You are requested to adopt the following resolutions:

“4.A. RESOLVED, that the cash compensation to be paid by the Company to our Outside Directors, effective immediately upon the approval of PROPOSAL 3.A, shall be compensation in the form of an annual fee equal to minimum applicable fee under the applicable regulations, and a per meeting attendance fee as described in PROPOSAL 3.A in the Proxy Statement for the 2012 annual general meeting of shareholders.”

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“4.B. In the event that PROPOSAL 3.A is not approved, the annual and per meeting attendance fee for our Outside Directors shall be equal to the minimum statutory amount applicable to companies of our size as set forth in the applicable regulations.”

“4.C RESOLVED, that the equity compensation to be provided by the Company to its Outside Directors shall be determined applying the same rules as those used to determine the equity compensation of our Other Directors.”

“4.D. RESOLVED, to amend the 2006 Incentive Compensation Plan to incorporate an automatic option grant program reflecting the terms set forth in Resolution 4.C.”

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt these resolutions.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THESE RESOLUTIONS.

PROPOSAL 5

APPROVAL OF INCREASE IN SALARY, A BONUS GRANT AND AN OPTION GRANT TO RAMI HADAR, OUR PRESIDENT AND CHIEF EXECUTIVE OFFICER

Background

Under the Israeli Companies Law, subject to limited exceptions, arrangements regarding the compensation of a director of a public company require the approval of the company’s audit committee, board of directors and shareholders, in that order. The compensation described below has previously been approved by the Company’s compensation committee, audit committee and Board, and now requires approval by the Company’s shareholders.

The Company’s compensation committee recommended to the audit committee and the Board that the Company increase the base salary of Rami Hadar, our President and Chief Executive Officer and a member of our Board, from NIS 62,500 per month to NIS 67,000 (approximately $16,750) per month, effective as of January 1, 2012.

The compensation committee also recommended to the audit committee and the Board that the Company grant a bonus to Mr. Hadar of NIS 187,500 (approximately $47,000, which is equal to three months of Mr. Hadar’s current monthly salary) as a bonus for the year 2011, in recognition of the Company’s achievements and financial results in 2011 and Mr. Hadar’s contributions to such achievements and financial results.

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In addition, the compensation committee recommended to the audit committee and the Board that the Company grant Mr. Hadar options to purchase 100,000 ordinary shares of our Company immediately following the Annual Meeting under the Company’s 2006 Incentive Compensation Plan. All such options shall vest ratably over a period of four years beginning on the date of their grant, such that 1/16 of the options shall vest and become exercisable at the end of each three-month period from the date of their grant (with the vesting of said options accelerated upon certain mergers and acquisitions involving the Company). Options to purchase 60,000 ordinary shares of our Company shall have an exercise price equal to the closing sale price of the Company’s ordinary shares as quoted on NASDAQ on the date of their grant, and options to purchase 40,000 ordinary shares of our Company shall have an exercise price equal to NIS 0.10 per share (par value).

Accordingly, we propose to increase Mr. Hadar’s monthly base salary to NIS 67,000; to grant a bonus of NIS 187,500 to Mr. Hadar; and to grant Mr. Hadar options to purchase 100,000 ordinary shares of our Company.

Proposed Resolutions

You are requested to adopt the following resolutions:

“5.A. RESOLVED, that the increase of Rami Hadar’s monthly base salary from NIS 62,500 per month to NIS 67,000 per month effective January 1, 2012 is hereby approved.”

“5.B. RESOLVED, that the grant of a bonus to Rami Hadar in the amount of NIS 187,500 is hereby approved.”

“5.C. RESOLVED, that the grant to Rami Hadar of options to purchase 100,000 ordinary shares of our Company immediately following the Annual General Meeting is hereby approved. Such options shall be granted under the Company’s 2006 Incentive Compensation Plan and shall vest ratably over a period of four years beginning on the date of their grant, such that 1/16 of the options shall vest and become exercisable at the end of each three-month period from the date of their grant, with the vesting of said options accelerated upon certain mergers and acquisitions involving the Company. Options to purchase 60,000 ordinary shares of our Company shall have an exercise price equal to the closing sale price of the Company’s ordinary shares as quoted on NASDAQ on the date of their grant, and options to purchase 40,000 ordinary shares of our Company shall have an exercise price equal to NIS 0.10 per share (par value).”

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt these resolutions.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THESE RESOLUTIONS.

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PROPOSAL 6

APPROVAL OF AMENDMENT TO THE COMPANY’S ARTICLES OF ASSOCIATION

Background

A recent amendment to the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”) and a corresponding amendment to the Israeli Companies Law authorize the Israeli Securities Authority to impose administrative sanctions against companies such as ours and their office holders for certain violations of the Israeli Securities Law or the Israeli Companies Law.

These sanctions include monetary sanctions and restrictions on serving as a director or senior officer of a public company for certain periods of time. The maximum amount of the monetary sanctions that could be imposed upon individuals is a fine of NIS 1,000,000 (approximately $250,000), plus the greater of the following amounts payable to persons who suffered damages as a result of the violation: (i) the amount of profits earned or losses avoided by the violator as a result of the violation, up to NIS 1,000,000, or (ii) compensation for damages suffered by the injured persons, up to 20% of the fine imposed on the violator.

The amendments to the Israeli Securities Law and the Israeli Companies Law provide that only certain types of such liabilities may be reimbursed by indemnification and insurance. Specifically, legal expenses (including attorneys’ fees) incurred by an individual in the applicable administrative enforcement proceeding and any compensation payable to injured parties for damages suffered by them (as described in clause (ii) of the immediately preceding paragraph) are permitted to be reimbursed via indemnification or insurance, provided that such indemnification and insurance are authorized by the company’s articles of association.

To enable us to continue to be able to indemnify and insure our office holders to the full extent permitted by law, we propose to amend our Articles of Association to authorize indemnification and insurance in connection with administrative proceedings, including without limitation the specific amendments to the Israeli Securities Law and the Israeli Companies Law described above. Accordingly, we propose to amend Article 62 of the Company’s Articles of Association as set forth on Appendix A to this proxy statement. On Appendix A we have underlined the language proposed to be added and crossed through the language proposed to be deleted.

Proposed Resolution

You are requested to adopt the following resolution:

“6. RESOLVED, that Article 62 of the Company’s Articles of Association be amended with the changes marked on Appendix A to this proxy statement.”

The affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting thereon is required to adopt this resolution.

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Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THIS RESOLUTION.

PROPOSAL 7

APPROVAL OF AMENDED AND RESTATED INDEMNIFICATION AGREEMENTS

Background

As described above in Proposal 6, we are proposing to amend our Articles of Association to reflect a recent amendment to the Israeli Securities Law and a corresponding amendment to the Israeli Companies Law. If adopted, this amendment to our Articles of Association will grant the Company authority to provide indemnification as described above; however, in order to implement the change to our Articles of Association, the Company will need to revise its indemnification agreement with each of our directors in order to reflect the updated terms.

To enable us to continue to be able to indemnify and insure our directors to the full extent permitted by law, we will need to revise the indemnification arrangements with each of our directors to reflect the updated terms. Accordingly, we propose to enter into an amended and restated indemnification agreement with each of our directors in the form of Appendix B to this proxy statement. The changes to our current form of indemnification agreement are marked: words proposed to be added are underlined, and a line appears through text that we propose to delete.

Proposed Resolution

You are requested to adopt the following resolution:

“7. RESOLVED, that the Company enter into an amended and restated indemnification agreement, in the form of Appendix B to the proxy statement relating to the Company’s 2012 annual general meeting of shareholders, with each of the Company’s current and future directors.”

The affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting thereon is required to adopt this resolution.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THIS RESOLUTION.

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PROPOSAL 8

REAPPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Background

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, served as our independent registered public accounting firm for the fiscal year ended December 31, 2011. At the Annual Meeting, shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer as our independent registered public accounting firm for the year ending December 31, 2012 and until the next annual meeting of shareholders and to authorize the Board, upon the recommendation of the audit committee, to fix the remuneration of the independent registered public accounting firm in accordance with the volume and nature of its services.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee pre-approves audit and non-audit services rendered by our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, and its affiliates. This pre-approval is designed to ensure that such engagements do not impair the independence of our independent registered public accounting firm.

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	Year ended December 31,
	2010	2011
	(in thousands of U.S. dollars)
Audit Fees (1)	$170	$510
Audit-Related Fees (2)	-	70
Tax Fees (3)	10	20
Other Fees (4)	40	50
Total	$220	$650

____________________

(1)	“Audit fees” include fees for services performed by the Company’s independent public accounting firm in connection with our annual audit for 2010 and 2011, certain procedures regarding the Company’s quarterly financial results submitted on Form 6-K, the filing of Form F-3, fees related to the secondary public offering and consultation concerning financial accounting and reporting standards.

(2) “Audit-Related fees” include fees for the performance of due diligence investigations.

(3)	“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.
(4)	“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives, transfer pricing and other matters.

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Proposed Resolution

You are requested to adopt the following resolution:

“8. RESOLVED, that the reappointment of Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2012 and until the next annual meeting of shareholders be approved, and that the Board, upon recommendation of the audit committee, be authorized to fix the remuneration of said independent registered public accounting firm in accordance with the volume and nature of their services.”

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt this resolution.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THIS RESOLUTION.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The aggregate compensation paid to, or accrued on behalf of, our directors and executive officers as a group during 2011 consisted of approximately $2.6 million in salaries, fees, bonuses, commissions and directors’ fees and approximately $0.4 million in amounts set aside or accrued to provide pension, retirement or similar benefits, but excluding amounts we expended for automobiles made available to our officers and other expenses, including dues for professional and business associations, business travel and other expenses, and other benefits commonly reimbursed or paid by companies in Israel.

In 2011, we paid the Chairman of the Board, Mr. Shraga Katz, an annual fee of NIS 270,000 (approximately $67,500). Mr. Katz is also entitled to receive benefits customary for a senior executive officer at an Israeli company. We paid each of Itzhak Danziger and Yigal Jacoby, who are directors of the Company, and each of our former directors whose respective term expired during 2011, an annual fee of NIS 45,000 (approximately $11,250) and a per meeting attendance fee of NIS 3,750 (approximately $940), linked to the Israeli consumer price index. The annual fees were prorated to reflect the commencement or termination of the service of certain directors in 2011. We pay each of our outside directors, Nurit Benjamini and Steven Levy, fees as permitted by the Israeli Companies Law. Subject to the passage of PROPOSALS 3.A and 4.A above, we will provide cash compensation to each of our Other Directors and each of our Outside Directors as specified in PROPOSALS 3.A and 4.A. Each of our directors is also typically granted upon his or her election and reelection options to purchase 15,000 of our ordinary shares, which vest on a quarterly basis over a period of three years. Subject to the passage of PROPOSALS 3.B and 4.C above, we will provide equity compensation to each of our Other Directors and each of our Outside Directors as specified in PROPOSALS 3.B and 4.C.

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In 2011, we paid our President and Chief Executive Officer, Mr. Rami Hadar, an annual salary of NIS 687,500 (approximately $172,000) and a bonus of NIS 68,304 (approximately $17,000) in connection with his performance in 2010. In 2011, we did not grant any new options or other equity compensation to Mr. Hadar. Mr. Hadar is also entitled to receive benefits that are customary for a senior executive officer at an Israeli company.

During 2011, our officers and directors received, in the aggregate, options to purchase 129,500 ordinary shares under our equity based compensation plan. These options have a weighted average exercise price of approximately $13.16 and the options will expire ten years after the date the options were granted.

AUDIT COMMITTEE REPORT

The Audit Committee has

•	reviewed and discussed the Company’s audited financial statements with management,

•	discussed with Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, the Company’s independent registered public accountants, the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T,

•	received the written disclosures and the letter from Kost Forer Gabbay & Kasierer required by applicable requirements of the Public Company Accounting Oversight Board regarding Kost Forer Gabbay & Kasierer’s communications with the Audit Committee concerning independence, and discussed with Kost Forer Gabbay & Kasierer its independence, and

•	based on the review and discussions referred to above, recommended to the Board that the Company’s audited financial statements be included in its Annual Report on Form 20-F for the year ended December 31, 2011.

This report is submitted by the members of the Audit Committee:

Nurit Benjamini

Steven D. Levy

Itzhak Danziger

REPORT OF THE BOARD OF DIRECTORS

At the Annual Meeting, the Board will provide a management report which will include a discussion of the Company’s consolidated financial statements for the fiscal year ended December 31, 2011.

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PROPOSALS OF SHAREHOLDERS

Any shareholder of the Company who intends to present a proposal at the 2012 Annual Meeting of shareholders must satisfy the requirements of the Israeli Companies Law in order to have a proposal presented at the Annual Meeting. Under the Israeli Companies Law, only shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board includes a proposal, in a future shareholders meeting, provided that such proposal is appropriate to be discussed in such meeting.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Annual Meeting other than those mentioned in the attached Company’s Notice of Annual Meeting of Shareholders.

MAILING OF PROXY STATEMENT; EXPENSES; SOLICITATION

The Company expects to mail this proxy statement and the enclosed form of proxy to shareholders on or about August 8, 2012. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers, and employees of the Company, may solicit proxies by telephone, in person, or by other means. Such directors, officers and employees will not receive additional compensation for such solicitation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokerage firms, nominees, fiduciaries, and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of ordinary shares of the Company held of record by such persons, and the Company will reimburse such brokerage, nominees, fiduciaries, and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

ADDITIONAL INFORMATION

The Company’s annual report for the fiscal year ended December 31, 2011 filed on Form 20-F with the SEC on April 17, 2012, is available for viewing and download on the SEC’s website at www.sec.gov, on the Tel-Aviv Stock Exchange filings at www.tase.co.il, as well as under the Investors section of Allot’s website at www.allot.com. In addition, the Company has filed a number of press releases on Form 6-K, including in respect of its quarterly results of operations for the quarters ended March 31, 2012 and June 30, 2012. Shareholders may obtain a copy of these documents without charge at www.allot.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to, there proxy rules.

By Order of the Board of Directors, /s/ Shraga Katz Shraga Katz Chairman of the Board of Directors

Hod Hasharon, Israel

Date: August 8, 2012

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Appendix A

Amendment to the Company’s Articles of Association

“INSURANCE AND INDEMNITY

62.	~~Indemnity and~~ Insurance and Indemnity.

62.1.	Subject to the provisions of the Companies Law, the Company may indemnify an Office Holder in respect of any liability imposed on the Office Holder or incurred by him in respect of any act or omission or alleged act or omission (each, an “action”) performed by him in his capacity as an Office Holder, in respect of the following:

62.1.1.	any financial liability imposed on him or incurred by him in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by court;

62.1.2.	reasonable litigation expenses, including without limitation attorneys’ fees and the fees and expenses of investigators, accountants and other experts, expended by the Office Holder or charged to him by court, (i) in a proceeding instituted against the Office Holder by the Company or on its behalf or by another person, or (ii) in any criminal proceeding in which the Office Holder is acquitted, or (iii) in any criminal proceeding for an offense which does not require proof of criminal intent of which the Office Holder convicted; ~~and~~

62.1.3.	reasonable litigation expenses, including without limitation attorneys’ fees and the fees and expenses of investigators, accountants and other experts, expended by an Office Holder as a result of an investigation or proceeding instituted against the Office Holder by an authority authorized to conduct such investigation or proceeding, which: (i) is Concluded Without The Filing Of An Indictment (as defined in the Companies Law) against the Office Holder and without the imposition on the Office Holder of any Financial Obligation In Lieu of Criminal Proceedings (as defined in the Companies Law), or (ii) which is Concluded Without The Filing Of An Indictment against the Office Holder, but with the imposition on the Office Holder of a Financial Obligation In Lieu of Criminal Proceedings in respect of an offense that does not require proof of criminal intent or in connection with a financial sanction; and

62.1.4.	a financial obligation imposed upon an Office Holder and reasonable litigation expenses, including without limitation attorney fees, expended by the Office Holder as a result of an administrative proceeding instituted against the Office Holder. Without derogating from the generality of the foregoing, such obligation or expense will include a payment which the Office Holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 1968-5728 (the “Securities Law”) and expenses that the Office Holder incurred in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees.

A-1

Subject to the provisions of the Companies Law, the ~~The~~ Company may undertake to indemnify an Office Holder as aforesaid, (i) prospectively, provided that a prospective undertaking under Article 62.1.1 is limited to events which in the opinion of the Board of Directors are foreseen based on the Company’s activities when the undertaking to indemnify is given, and to an amount or criteria determined by the Board of Directors as reasonable under the circumstances and such undertaking under Article 62.1.1 shall detail the abovementioned events and amount or criteria, and (ii) retroactively.

62.2.	Subject to the provisions of the Companies Law, the Company may release, in advance, an Office Holder from liability to the Company for damages which arise from breach of such Office Holder’s duty of care to the Company (as such term is defined under the Companies Law) other than with respect to liability arising out of a prohibited Distribution.

62.3.	Subject to the provisions of the Companies Law, the Company may enter into a contract for the insurance of all or part of the liability of any Office Holder imposed on the Office Holder in respect of an act or omission or alleged act or omission performed in his capacity as an Office Holder, in respect of each of the following:

62.3.1.	A breach of his duty of care to the Company or to another person;

62.3.2.	A breach of his duty of loyalty to the Company, provided that the Office Holder acted in good faith and had reasonable cause to assume that such act would not prejudice the interests of the Company; ~~or~~

62.3.3.	A financial liability imposed on the Office Holder in favor of another person; or

62.3.4.	A financial obligation imposed upon an Office Holder and reasonable litigation expenses, including without limitation attorney fees, expended by the Office Holder as a result of an administrative proceeding instituted against him. Without derogating from the generality of the foregoing, such obligation or expense will include a payment which the Office Holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law and expenses that the Office Holder incurred in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees.

In any case that the Company is entitled to receive insurance compensation under a liability insurance policy, it is agreed and acknowledged that the Company is authorized to provide Office Holders with priority over the Company’s entitlement to receive insurance compensation under that policy.

A-2

62.4.	The provisions of Articles 62.1 to 62.3 above are not intended, and shall not be interpreted, to restrict the Company in any manner in respect of the procurement of insurance and/or in respect of indemnification (i) in connection with any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder, and/or (ii) in connection with any Office Holder to the extent that such insurance and/or indemnification is not specifically prohibited under law; provided that the procurement of any such insurance and/or the provision of any such indemnification shall be approved by the Board of Directors of the Company.

62.5.	In accordance with the Companies Law, Articles 62.1 to 62.3 above shall not apply to (i) breach of the Office Holder’s fiduciary duty, other than with respect to ~~indemnification and~~ insurance as mentioned in Article 62.3.2, (ii) a breach of the Office Holder’s duty of care for the Company that was done intentionally or recklessly, other than a breach solely arising out of negligent conduct of the Office Holder; (iii) any act on behalf of the Office Holder that was intended to gain unlawful personal benefit, and (iv) any kind of fine or penalty that the Office Holder was made to pay.

62.6.	Any amendment to the Companies Law, the Securities Law or any other applicable law, statute or rule adversely affecting the right of any Office Holder to be indemnified or insured pursuant to this Article 62 shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify or insure an Office Holder for any act or omission occurring prior to such amendment, unless otherwise provided by the Companies Law, the Securities Law or such other applicable law, statute or rule.”

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Appendix B

Form of Amended and Restated Indemnification Agreement

[Date]

[Name]

[Address]

Dear [Name],

Re: Indemnification and Release Agreement

It is in the best interest of Allot Communications Ltd. (the “Company”) to retain and attract as directors and/or officers the most capable persons available and such persons are becoming increasingly reluctant to serve in companies unless they are provided with adequate protection through insurance and indemnification in connection with such service.

You are or have been appointed to be a director and/or officer of the Company, and in order to enhance your service to the Company in an effective manner, the Company desires to provide hereunder for your indemnification to the fullest extent permitted by law.

In consideration of you continuing to serve the Company, the Company hereby agrees as follows:

1.	The Company hereby undertakes to indemnify you to the maximum extent permitted by applicable law in respect of the following:

1.1.	any financial obligation imposed on or incurred by you in favor of another person by a court judgment, including a settlement or an arbitrator’s award approved by court, in respect of any act or omission (“action”) taken or made by you in your capacity as a director, officer and/or employee of the Company; ~~and~~

1.2.	reasonable litigation expenses, including attorneys’ fees and the fees and expenses of investigators, accountants and other experts, expended by you or charged to you by a court, (i) in a proceeding instituted against you by the Company or on its behalf or by another person, or (ii) in any criminal proceedings in which you are acquitted, or (iii) in any criminal proceedings of a crime which does not require proof of mens rea (criminal intent) in which you are convicted, or (iv) in any administrative or investigative proceedings that do not result in criminal proceedings against you and without any monetary liability being imposed on you in lieu of criminal proceedings or that result in criminal proceedings in which you are acquitted; or (v) in any administrative or investigative proceedings that do not result in criminal proceedings against you but result in the imposition of a monetary liability in lieu of criminal proceedings provided it is in respect of a criminal action that does not require proof of criminal intent or in connection with a financial sanction; or (vi) in preparation or defense with respect to any threatened proceedings as aforesaid; all in respect of actions taken by you in your capacity as a director, officer and/or employee of the Company; and~~.~~

1.3.	a financial obligation imposed upon you and reasonable litigation expenses, including without limitation attorney fees, expended by you as a result of an administrative proceeding instituted against you. Without derogating from the generality of the foregoing, such obligation or expense will include a payment which you are obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 1968 – 5728 (the "Securities Law") and expenses that you incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees.

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1.4.	The above indemnification will also apply to any action taken by you in your capacity as a director, officer and/or employee of any other company controlled, directly or indirectly, by the Company (a “Subsidiary”) or in your capacity as an officer, director, or observer at board of directors’ meetings, of a company not controlled by the Company but where your appointment as a director or observer is at the request of the Company (“Affiliate”).

2.	The Company will not indemnify you for any amount you may be obligated to pay in respect of any of the following:

2.1.	a breach of your duty of loyalty, except, to the extent permitted by law, for a breach of a duty of loyalty to the Company, a Subsidiary or an Affiliate while acting in good faith and having reasonable cause to assume that such act would not prejudice the interests of the Company;

2.2.	a willful breach of the duty of care or reckless disregard for the circumstances or to the consequences of a breach of the duty of care;

2.3.	an action, taken or not taken, with the intent of unlawfully realizing personal gain;

2.4.	a fine or penalty imposed upon you for an offense; and

2.5.	a counterclaim made by the Company or in its name in connection with a claim against the Company filed by you, other than for indemnification hereunder.

3.	The indemnification will be limited to the expenses mentioned in Sections 1.1, ~~and~~ 1.2 and 1.3 above insofar as they result from your actions in the following matters or in connection therewith:

3.1.	The offering of securities by the Company and/or by a shareholder to the public and/or to private investors or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings;

3.2.	Occurrences resulting from the Company’s becoming or its status as a public company, and/or from the fact that the Company’s securities were offered to the public and/or are traded on a stock exchange, whether in Israel or abroad;

3.3.	Occurrences in connection with investments that the Company and/or Subsidiaries and/or Affiliates make in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by you in the name of the Company and/or a Subsidiary and/or an Affiliate as a director, officer, employee and/or board observer of the corporation the subject of the transaction and the like;

3.4.	The sale, purchase and holding of negotiable securities or other investments for or in the name of the Company, a Subsidiary and/or an Affiliate;

3.5.	Actions in connection with any sale or acquisition of assets by the Company, a Subsidiary and/or an Affiliate or the merger of the Company, a Subsidiary and/or an Affiliate with or into another entity;

3.6.	Actions in connection with the sale of the operations and/or business, or part thereof, of the Company, a Subsidiary and/or an Affiliate;

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3.7.	Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, and the division or consolidation thereof;

3.8.	Actions taken in connection with labor relations and/or employment matters in the Company, Subsidiaries and/or Affiliates and trade relations of the Company, Subsidiaries and/or Affiliates, including with employees, independent contractors, customers, suppliers and various service providers;

3.9.	Actions in connection with the testing of products developed by the Company, Subsidiaries and/or Affiliates or in connection with the distribution, sale, license or use of such products;

3.10.	Actions taken in connection with the intellectual property of the Company, Subsidiaries and/or Affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property;

3.11.	Actions taken pursuant to or in accordance with the policies and procedures of the Company, Subsidiaries and/or Affiliates, whether such policies and procedures are published or not; ~~and~~

3.12.	Actions taken in your capacity as a director, officer and/or employee of the Company, Subsidiaries and/or Affiliates, subject to the terms of this Agreement~~.~~; and

3.13.	Violations or alleged violations of applicable securities and corporate laws, resulting in administrative investigations, proceedings and/or financial sanctions.

4.	The Company will make available to you all amounts needed in accordance with Section 1 above on the date on which such amounts are first payable by you (“Time of Indebtedness”), and with respect to items referred to in Section 1.2 above, even prior to a court decision. Advances given to cover legal expenses in criminal proceedings or in administrative or investigative proceedings that result in criminal proceedings will be repaid by you to the Company if you are found guilty of a crime which requires proof of criminal intent. Other advances will be repaid by you to the Company if it is determined that you are not lawfully entitled to such indemnification.

As part of the aforementioned undertaking, the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets. All amounts paid as indemnification pursuant hereto will be grossed-up to cover any tax payments you may be required to make if the indemnification payments are taxable to you.

5.	The Company will indemnify you even if at the relevant Time of Indebtedness you are no longer a director, officer or employee of the Company or of a Subsidiary or an officer, director or board observer of an Affiliate, provided that the obligations are in respect of actions taken by you while you were a director, officer, employee and/or board observer, as aforesaid, and in such capacity, including if taken prior to the resolutions referred to below and the indemnity will extend to your heirs, executors, administrators and legal representatives.
6.	The Company will not indemnify you for any liability with respect to which you have received payment by virtue of an insurance policy or another indemnification agreement other than for amounts which are in excess of the amounts actually paid to you pursuant to any such insurance policy or other indemnity agreement (including deductible amounts not covered by insurance policies).

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7.	Subject to the provisions of Section 6 above, the indemnification hereunder for any and all incidents occurring during any one year period will be in an aggregate amount not to exceed US$3 million.
8.	The Company will be entitled to reimbursement of amounts collected from a third party in connection with liabilities indemnified hereunder, such reimbursement not to exceed the amounts indemnified by the Company.
9.	In all indemnifiable circumstances indemnification will be subject to the following:
9.1.	You shall promptly notify the Company of any legal proceedings initiated against you and of all possible or threatened legal proceedings and, to the extent permitted by law, all administrative or investigative proceedings initiated against you, without delay following your first becoming aware thereof, and that you deliver to the Company, or to such person as it shall advise you, without delay all documents you receive in connection with these proceedings.

Similarly, you must advise the Company on an ongoing and current basis concerning all events which you suspect may give rise to the initiation of legal proceedings against you. Failure to notify the Company as aforesaid will not relieve the Company of its indemnification obligations pursuant hereto except to the extent that it has been actually prejudiced as a result of such failure.

9.2.	Other than with respect to proceedings that have been initiated against you by the Company or in its name, the Company shall be entitled to undertake the conduct of your defense in respect of such legal proceedings and/or to hand over the conduct thereof to any attorney which the Company may choose for that purpose, except to an attorney who is not, upon reasonable grounds, acceptable to you.

Notwithstanding the foregoing you will be entitled to appoint an attorney of your own that shall accompany you in such procedure. Your attorney shall be fully updated on the defense procedure, and the Company and the attorney conducting the legal defense on behalf of the Company shall consult your attorney, including regularly consulting with your attorney on the measures taken in the course of the defense. The Company shall indemnify you for all reasonable expenses incurred by you in connection with engaging such attorney.

The Company and/or its attorney appointed by it as aforesaid shall be entitled, within the context of the conduct as aforesaid, to conclude such proceedings, all as it shall see fit, including by way of settlement. At the request of the Company, you shall execute all documents reasonably required to enable the Company and/or its attorney as aforesaid to conduct your defense in your name, and to represent you in all matters connected therewith, in accordance with the aforesaid.

For the avoidance of doubt, in the case of criminal proceedings the Company and/or its attorney as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your written consent. Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorney will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Letter of Indemnification and Release and/or pursuant to law, or to enter into any settlement, or compromise or consent to any judgment unless such settlement, compromise or consent includes an unconditional release of you from all liability arising out of the proceeding, without your written consent, which will not be unreasonably withheld. However, the aforesaid will not prevent the Company and/or its attorney as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to this Letter of Indemnification and Release and/or pursuant to law and so long as it includes an unconditional release as aforesaid.

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9.3.	You will fully cooperate with the Company and/or its attorney as aforesaid in every reasonable way as may be required of you within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto such that you will not be required to pay the same or to finance the same yourself.

9.4.	If, in accordance to Section 9.2, the Company has taken upon itself the conduct of your defense, the Company will have no liability or obligation pursuant to this Letter of Indemnification and Release or the resolutions referred to below to indemnify you for any legal expenses, including any legal fees, that you may expend in connection with your defense, except to which the Company in its absolute discretion shall agree and except for reasonable expenses incurred by you pursuant to the second paragraph of Section 9.2 above.

9.5.	The Company will have no liability or obligation pursuant to this Letter of Indemnification and Release or the resolutions referred to below to indemnify you for any amount expended by you pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding as aforesaid without the Company’s consent to such compromise or settlement.

9.6.	That, if required by law, the Company’s authorized organs will consider the request for indemnification and the amount thereof and will determine if you are entitled to indemnification and the amount thereof.

10.	Subject to Section 2 above, the Company hereby exempts and releases you, to the fullest extent permitted by law, from any liability for damages caused as a result of a breach of your duty of care to the Company, whether such breach occurred or occurs prior or subsequent to the resolutions referred to below.

11.	If for the validation of any of the undertakings in this Letter of Indemnification and Release any act, resolution, approval or other procedure is required, the Company undertakes to initiate and make its best efforts to cause them to be done or adopted in a manner which will enable the Company to fulfill all its undertakings as aforesaid.

12.	For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter of Indemnification and Release or in the above resolutions derogates from the Company’s right to indemnify you post factum for any amounts which you may be obligated to pay as set forth in Section 1 above without the limitations set forth in Sections 5 and 7 above.

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13.	If any undertaking included in this Letter of Undertaking is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings, exemptions or releases, which will remain in full force and effect. Furthermore, if such invalid or unenforceable undertaking exemption or release may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings exemptions or releases will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking exemption or release, so as to be valid and enforceable to the maximum extent permitted by law.

14.	This Letter of Indemnification and Release and the agreement herein shall be governed by and construed and enforced in accordance with the laws of the State of Israel, as such laws are applied to contracts entered into and to be performed entirely within such State, without regard to its conflict of laws rules.

15.	This Letter of Indemnification and Release cancels any preceding letter of indemnification and release that may have been issued to you.

16.	Subject to all indemnification limitations set herein, the Company shall bear all of your costs, including legal expenses, in enforcing this Letter of Indemnification and Release against the Company.

This letter is being issued to you pursuant to the resolutions adopted by the board of directors of the Company on ~~October 31, 2011~~[___________], and by the shareholders of the Company on ~~November 30, 2011~~September 12, 2012, and contains the entire agreement and understanding between the Company and yourself in respect of the subject matter hereof.

Kindly sign and return the enclosed copy of this letter to acknowledge your agreement to the contents hereof.

Sincerely,

[Signatory]

Allot Communications Ltd.

I agree:

____________________

[Name]

Date: [____________]

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